April 30, 2013

Ms. Anu Dubey

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment No. 103 and Amendment No. 103

Dear Ms. Dubey:

Pursuant to your request, this letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., on Tuesday, April 2, 2013, in connection with your review of Post-Effective Amendment No. 102 (“PEA 102”) and Amendment No. 102 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on February 11, 2013, in connection with the annual update of the Registrant’s registration statement.

Set forth in the numbered paragraphs below are your comments of April 2, 2013 to PEA 102, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)

Comment: The “Principal Investment Strategies” section for each of the Forward Balanced Allocation Fund, Forward Growth Allocation Fund, Forward Growth & Income Allocation Fund, Forward Income Builder Fund, Forward Income & Growth Allocation Fund and Forward Multi-Strategy Fund should include the strategy of the underlying fund.

Response: Each of the Funds currently includes disclosure in its “Principal Investment Strategies” section regarding the types of underlying funds in which the Fund invests. Because each Fund may invest in several underlying funds and each Fund’s investments in those underlying funds may vary over time, the Registrant believes that the current disclosure approach of listing the types of underlying funds in which a Fund may invest is a clear and efficient means to disclose the principal investments of the Funds to investors. In addition, if an investor desires to obtain updated information about a Fund’s specific investments in underlying funds, the “Principal Investment Strategies” section provides disclosure about how the investor can obtain regularly updated information about the Fund’s investments in specific underlying funds. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

2)

Comment: In the “Annual Fund Operating Expenses” table, the line item “Shareholder Services Fees” should be combined with the line item “Distribution (12b-1) Fees” if the shareholder service fees are adopted pursuant to a rule 12b-1 plan. If the shareholder service fees are not adopted pursuant to a rule 12b-1 plan, then the fees should be included with the line item “Other Expenses.”

Response: Comment accepted. The Funds’ shareholder services fees are not rule 12b-1 fees, and the Registrant has revised the “Annual Fund Operating Expenses” tables to include any applicable shareholder services fees in the “Other Expenses” line item of the table.

3)	Comment: The $30.00 wire transfer fee for redemptions should be disclosed in the “Shareholder Fees” section since a wire fee is considered an account fee.

Response: The $30.00 wire transfer fee applies only when a shareholder elects to receive a redemption payment via wire transfer. As described in the prospectus, shareholders who elect to receive redemption proceeds via other payment methods, including by check, do not incur a fee. Accordingly, the fee for wire transfers is a fee that will apply only to certain shareholders at their election and disclosure regarding the wire transfer fee is therefore not included in the “Shareholder Fees” table in accordance with Instruction 2(d) of Item 3 of Form N-1A.

4)

Comment: In the footnotes to the “Annual Fund Operating Expenses” table, please confirm that any expense limitation or fee waiver will be in place for a minimum of one year beginning on the effective date of the prospectus. Also, revise the second sentence of the applicable footnote to state who can terminate the fee waiver, if anyone, and under what circumstances.

Response: The Registrant confirms that the contractual expense limitation or fee waivers disclosed in the “Annual Fund Operating Expenses” tables will be in place through April 30, 2014. The Registrant notes that the disclosure contained in footnotes to the “Annual Fund Operating Expenses” table accurately state that the Fund’s investment advisor (the “Advisor”) is “contractually obligated” (emphasis added) to waive a portion of its fees and reimburse other expenses until April 30, 2014. The Registrant believes that the inclusion of the phrase “contractually obligated” clearly indicates to shareholders that the waiver arrangement may not be terminated under any circumstances until April 30, 2014. Accordingly, no changes have been made in response to this comment.

5)

Comment: In the “Principal Investment Strategies” section for each Fund that may invest in fixed income securities, please disclose any investment restrictions on the credit quality of the fixed income securities in which the Fund may invest.

Response: With respect to each Fund that may invest in fixed income securities and is subject to restrictions on the credit quality of such fixed income investments, the applicable restriction on the credit quality of the Fund’s fixed income investments is disclosed in the Fund’s “Principal Investment Strategies” section. With respect to each Fund that is not subject to specific restrictions on the credit quality of the fixed income securities in which the Fund may invest, the “Principal Risks” section includes disclosure regarding the risk of investing in lower-rated debt securities. The Registrant believes that the current disclosure informs investors of any restrictions applicable to the credit quality of a Fund’s fixed income investments, and no changes have been made in response to this comment.

6)

Comment: In the “Principal Investment Strategies” section for the Forward Balanced Allocation Fund, Forward Growth Allocation Fund, Forward Growth & Income Allocation Fund, Forward Income Builder Fund, Forward Income & Growth Allocation

Fund and Forward Multi-Strategy Fund, delete the following sentence: “The Fund’s current asset allocation, which is updated quarterly, is available at www.forwardinvesting.com.”

Response: The allocation of the Funds’ assets to underlying funds varies over time, and the Registrant believes that an investor may desire to seek updated information about the underlying funds in which a Fund has invested. The disclosure that the Funds’ updated asset allocation information is available on the Funds’ website provides investors desiring additional information about how to obtain the information. Accordingly, no changes have been made in response to this comment.

7)

Comment: With respect to those Funds that include Derivatives as a principal risk in the “Principal Risks” section, please also add derivatives as strategy type in the “Principal Investment Strategies” section if it is considered a principal risk.

Response: Each Fund that includes Derivatives as a principal risk includes disclosure in its “Principal Investment Strategies” section regarding the types of derivatives in which the Fund may invest to implement its principal investment strategies.

8)

Comment: With respect to the derivatives disclosure included in the “Principal Risks” section, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Response: The Registrant has reviewed the noted disclosure in response to the Staff’s comment. The Registrant believes that the disclosure regarding each Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s investment strategy. As such, the Registrant believes that the disclosure regarding each Fund’s use and strategy with respect to derivatives currently complies with the observations contained in the Staff’s letter to the Investment Company Institute. The Registrant has noted the comment and will revise a Fund’s derivatives disclosure in future periods, if necessary, based on the investment experience of the Fund under its investment strategy.

9)

Comment: In the Tax risk disclosure in the “Principal Risks” section, with respect to the sentence “Any such failure to comply with the rules applicable to regulated investment companies (“RIC”) could make it more difficult for the Fund itself to comply with such rules,” include disclosure regarding the risks associated with failing to comply with such rules.

Response: In response to this comment, the Registrant has revised the noted disclosure and added disclosure regarding the consequences of a Fund failing to comply with the rules applicable to RICs.

10)

Comment: With respect to those Funds that use a blended index, if a Fund or affiliate of the Advisor blends the index, the Fund should not use the index as the primary index. The index can be used as a secondary index. Please select a different primary index.

Response: None of the Funds uses a blended index that changes the weighting of its component indices over time. The composition of all blended indices used by the Funds is fixed, and the composition is disclosed in the “Average Annual Total Returns” table. Additionally, any Fund that uses a blended index also discloses the performance of each component index of the blended index individually. The Registrant believes that because the composition of each blended index is fixed and prominently disclosed, the performance of the individual components of the index is disclosed, and the blended indices best reflect the Funds’ strategies, the current order of the indices in the “Average Annual Total Returns” tables is most useful to shareholders. Accordingly, no changes have been made in response to this comment.

11)	Comment: Per Form N-1A, Item 4(b), insert parenthetical “(reflect no deductions for [fees, expenses or taxes])” after the index in the “Average Annual Total Returns” table.

Response: The Registrant has incorporated the requested disclosure. Due to formatting constraints for the “Average Annual Total Returns” tables, the Registrant has incorporated the requested revision into the introductory paragraph of the “Performance Information” section.

12)	Comment: With respect to the Forward Balanced Allocation Fund, explain why the Balanced Allocation Blended Index, which is GDP weighted, is an appropriate index for the Fund.

Response: The Fund’s Advisor takes into account many factors in determining which investments to purchase or sell and one such factor may include the GDP weighting of potential investments. The Registrant believes that the Balanced Allocation Blended Index is an appropriate index based on the Fund’s investment strategies.

13)

Comment: With respect to the Forward Commodity Long/Short Strategy Fund, because the Fund’s name contains the word “short,” the expectation is the Fund engages in short sales. Add disclosure about short sales in the “Principal Investment Strategies” section.

Response: The Fund does not engage directly in short sales. As disclosed in the Fund’s “Principal Investment Strategies” section, the Fund seeks exposure to the commodity markets and returns that correspond to the Credit Suisse MOVERS Index, which is composed of long and short commodity positions. Accordingly, the Registrant believes the Fund’s name accurately describes the Fund’s strategies, and no changes have been made in response to this comment.

14)	Comment: With respect to the Forward Commodity Long/Short Fund, in the “Principal Investment Strategies” section, revise the disclosure regarding the Credit Suisse MOVERS Index to plain English.

Response: The Registrant notes that the Credit Suisse MOVERS Index is an essential component of the Fund’s principal investment strategy as the Fund seeks returns that correspond to the returns of such index. As such, the Registrant believes that the accuracy of any disclosure describing the index is paramount. Because of the complexity in describing the index, the Registrant has balanced the requirements for accuracy and plain English in drafting the current disclosure. Therefore, the Registrant respectfully declines to make changes in response to this comment.

15)

Comment: With respect to those Funds that engage in short sales, if a Fund incurs interest or dividend expenses on short sales, include in the “Annual Fund Operating Expenses” table a line item for “Interest Expense on Short Sales.”

Response: The Registrant confirms that each Fund that engages in short sales will reflect applicable interest or dividend expenses on short sales in its “Annual Fund Operating Expenses” table.

16)

Comment: With respect to those Funds that contain “long/short” in their name, include disclosure in the “Principal Investment Strategies” section regarding how much of the Fund will be invested in instruments that are not long or short.

Response: With respect each Fund that contains “long/short” in its name, the Fund’s name indicates that the Fund has the ability to gain exposure to long and/or short positions. Depending on market conditions, a Fund’s investment exposure may be long-only, short-only or a combination of long and short. In addition, a Fund may invest in fixed income securities when long and/or short positions are not attractive. Because a Fund’s investment exposure will vary with changing market conditions, the Registrant believes that it would be misleading to identify specific allocations to long positions, short positions, and fixed income securities. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

17)

Comment: With respect to the Forward Commodity Long/Short Strategy Fund and Forward Managed Futures Strategy Fund footnote (1) to the “Annual Fund Operating Expenses” table: (i) the expenses of the Cayman subsidiary should be part of “Other Expenses” and not “Acquired Fund Fees and Expenses,” and (ii) delete most of the discussion regarding the Cayman subsidiary and only include disclosure regarding the waiver agreement and its terms.

Response: The Registrant believes that the Cayman subsidiary meets the definition of an “Acquired Fund” per Form N-1A, Item 3, Instruction 3(f)(i). Accordingly, the Registrant believes that the appropriate placement for the expenses of the Cayman subsidiary is a line item for “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table. Furthermore, the Registrant believes that the current disclosure in the footnote to the “Annual Fund Operating Expenses” table is both useful to investors and appropriately placed for providing information germane to the discussion of fees and expenses. Therefore, the Registrant respectfully declines to make any revisions in response to this comment.

18)	Comment: With respect to the Cayman subsidiary for the Forward Commodity Long/Short Fund and Forward Managed Futures Strategy Fund (each a “Subsidiary”):

a.

Disclose whether each Fund complies with governing investment policies under Section 8 therefore and capital structure and leverage requirements under Section 18 thereof of the Investment Company Act of 1940, as amended (the “1940 Act”), on an aggregate basis with its Subsidiary.

b.	Disclose that the investment advisor to each Subsidiary complies with the provisions of the Investment Advisers Act of 1940.

c.	The investment advisory contract between the Subsidiary and Forward Management, LLC is considered a material agreement and should be included as an exhibit to Part C of the registration statement.

d.	Disclose whether each Subsidiary complies with investment restrictions and prohibitions on affiliated transactions under Section 17 thereof of the 1940 Act.

e.	Identify the custodian for each Subsidiary.

f.

Disclose whether the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) that undistributed income from its Subsidiary is qualifying income and if it has not received a Private Letter Ruling, the basis for determining undistributed income is qualifying income.

g.	Disclose whether the Subsidiary’s principal strategies and risks constitutes the principal strategies and risks of the Fund.

h.	Confirm each Subsidiary’s financial statements are consolidated with its respective Fund.

i.	Confirm that the Subsidiary’s expenses will be included in the fee table.

j.	Confirm whether the Subsidiary and its board of directors have agreed to service of process in the United States.

k.	Confirm that the Subsidiary’s board of directors has agreed the SEC staff can review the Subsidiary’s books and records.

l.	Confirm that the Subsidiary and its board of directors will execute the Fund’s post-effective amendment.

Response:

a.

The Registrant notes that the Funds’ Statement of Additional Information (“SAI”) discloses that a Fund will look through to its Subsidiary for purposes of assessing compliance with certain of the Fund’s fundamental and non-fundamental investment restrictions, including all Section 8 policies.

b.	Forward Management, LLC is the advisor to each Subsidiary and is registered as an investment advisor with the U.S. Securities and Exchange Commission.

c.

The Registrant notes that neither Fund is a party to the investment advisory contract for its respective Subsidiary. Therefore, the Registrant does not believe that either contract is required to be included as an exhibit to Part C of the registration statement.

d.	The Registrant confirms that each Subsidiary complies with Section 17.

e.	The Registrant notes that each Subsidiary has the same custodian as its respective Fund.

f.

As disclosed in the prospectus, the Funds have applied for but have not obtained a private letter ruling from the IRS. The Funds intend to treat income from their Subsidiaries as qualifying income based on the analysis in private letter rulings issued to other taxpayers.

g.	The Registrant has considered the risks to which each Fund may be subject as a result of its investment in its Subsidiary when identifying the principal risks of each Fund.

h.	Each Subsidiary’s financial statements have been consolidated with the financial statements of its respective Fund.

i.

The Registrant confirms that the estimated expenses expected to be incurred indirectly by each Fund as a result of its investment in its Subsidiary will be included in the “Annual Fund Operating Expenses” table under the sub-caption “Acquired Fund Fees and Expenses.”

j.	The Registrant confirms that each Subsidiary has designated a domestic (U.S.) agent for service of process.

k.

Although each Subsidiary is organized in the Cayman Islands, its activities, including investment management, takes place in the U.S. Each Subsidiary’s books and records are maintained in the U.S., together with its Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Upon proper request, a Subsidiary’s books and records may be made available to the Staff for inspection.

l.

Neither Subsidiary is required to execute the Registrant’s post effective amendments. Furthermore, neither Subsidiary is offering its securities in the U.S., nor is either Subsidiary a co-issuer of its Fund’s securities.

Each Subsidiary was organized solely for the purpose of providing its Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an existing line of IRS revenue rulings, which have limited the ability of funds, with strategies similar to the Fund, to gain exposure to the commodities markets through investments in commodity-linked swap agreements.1

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).2 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that neither Subsidiary is offering its securities in the U.S. in violation of Section 7(d).3

[1]

The Registrant notes that either Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by an existing line of IRS revenue rulings, as discussed above. Furthermore, in such IRS-issued private letter rulings, the IRS specifically concluded that income derived from such a fund’s investment in its subsidiary will constitute qualifying income to the fund.

[2]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[3]

We believe the present situation presents less concern than situations where the staff previously granted no-action relief because of the limited amount of either Fund’s assets invested in its Subsidiary. For instance, neither Fund currently intends to invest more than 25% of its assets in its Subsidiary and is limited by the RIC Diversification Test. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

A Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each Fund’s investment objective in light of an existing line of IRS revenue rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.

The Registrant also believes that neither Subsidiary is a co-issuer of its Fund’s securities and is therefore not required to sign its Fund’s post-effective amendments. The Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the staff requires the acquired fund to sign the registration statement of the acquiring fund. The staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 of the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.4

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that a Fund’s investment in the Subsidiary is a limited part of its overall investment strategy. The “chief part” of a Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, a Fund’s assets are typically invested outside its Subsidiary. It is currently anticipated that a relatively small percentage of each Fund’s assets will be invested in its Subsidiary. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the

[4]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

Fund.5 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that either Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

Although neither Subsidiary is required to sign the registration statement, the Registrant believes that the Commission and staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of Fund investors. First, neither Subsidiary will be able to engage in any activity that would cause its Fund to violate the 1940 Act pursuant to Section 48(a). Second, although each Subsidiary is organized in the Cayman Islands, its activities, including investment management, will take place in the U.S. Each Subsidiary’s books and records will be maintained in the U.S., together with its Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets is maintained in the U.S. with the Funds’ custodian in accordance with Section 17(f) and the rules thereunder.

19)

Comment: In the Investor Class and Institutional Class prospectus, in the “Examples” section, delete “whether or not you redeemed your shares” from the last sentence in the paragraph above the examples table.

Response: Share classes not subject to a contingent deferred sales load have the same cost of investment regardless of whether a shareholder redeems or continues to hold shares at the end of a given period. Neither Investor Class shares nor Institutional Class shares is subject to a contingent deferred sales load. To avoid including separate, identical examples tables, the Registrant includes a single examples table and discloses that the table provides information about the Fund’s expenses “whether or not you redeemed your shares.” Therefore, the Registrant respectfully declines to delete the noted language in response to this comment.

20)

Comment: With respect to those Funds that include Portfolio Turnover as a principal risk in the “Principal Risks” section, please also add portfolio turnover as a strategy in the “Principal Investment Strategies” section if it is considered a principal risk.

Response: Portfolio Turnover is disclosed as a principal risk for certain Funds because their investment strategies may result in a Fund engaging in frequent and active trading of portfolio securities. Although a Fund may engage in frequent and active trading of portfolio securities in the pursuit of its investment strategies, such trading is not an investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the “Principal Investment Strategies” section in response to this comment.

[5]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

21)	Comment: With respect to the Forward Commodity Long/Short Strategy Fund, please explain why the Credit Suisse MOVERS Index is considered an appropriate broad-based index.

Response: The Registrant believes that the Credit Suisse MOVERS Index complies with the meaning of the term “broad-based securities market index.” Item 4(b)(2)(iii) of Form N-1A requires funds to disclose in their “Average Annual Returns” table the “returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7).” Instruction 5 to Item 27(b)(7) defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”

The 1998 Form N-1A adopting release states that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market. The proposed approach also was consistent with the line graph presentation of fund performance required in MDFP disclosure.” In soliciting comment about what might constitute an appropriate or inappropriate securities index for comparison purposes in an MDFP line graph, the MDFP proposing release explored several possibilities. It stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some case, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period.” The MDFP adopting release states that “Item 5A(b) requires that a broad-based securities market index, such as the S&P 500, the Nikkei Index, or the Lehman Corporate Bond Index, be used in the graphic comparison. The Commission has chosen to require funds to use a broad-based index in order to provide investors with a benchmark for evaluating fund performance that affords a greater basis for comparability than a narrow index would afford.”

With respect to the Fund, the Credit Suisse MOVERS Index is designed to capture negative and positive trends in the global commodities markets and reflects the performance of commodities contracts in all five commodity sectors: Energy, Industrial Metals, Precious Metals, Agriculture and Livestock. The Registrant believes that the index is “appropriate” given the Fund’s investment objective and the securities in which the Fund invests. Because the index is administered by Credit Suisse AG, which is not an affiliated person of the Fund, the Fund’s adviser nor the Fund’s principal underwriter, the Registrant believes that the index qualifies as an appropriate broad-based securities market index for purposes of the Fund’s “Average Annual Total Returns” table. Accordingly, the Registrant respectfully declines to change the index is response to this comment.

22)

Comment: Per the expense limitation agreement filed as Exhibit (h)(7)(f) of Part C to the Registrant’s registration statement, the Advisor can recoup reimbursements made to the Fund. With respect to those Funds that have an agreement which allows the Advisor to recoup reimbursements, disclose the terms of the recoupment and the amount in a footnote to the “Annual Fund Operating Expenses” table.

Response: Consistent with previous Staff comments that information neither required nor expressly permitted by Form N-1A should be included in a Fund’s Summary section, the Registrant has not included this disclosure in the Summary section.

23)

Comment: With respect to the Forward Core Strategy Long/Short Fund, the first paragraph of the “Principal Investment Strategies” section states that “Under certain market conditions, the Fund may hold a substantial portion of its assets in cash, cash equivalents . . . .” However, as the Fund is a long/short fund, it should not hold a substantial amount in cash or cash equivalents as part of its principal investment strategy.

Response: The Registrant does not believe that the Fund’s name suggests that the Fund will always have both long and short positions. Instead, the Fund’s name indicates that the Fund has the ability to gain exposure to long and/or short positions. Depending on market conditions, the Fund’s investment exposure may be long-only, short-only or a combination of long and short. Additionally, the Fund intends to invest in fixed income securities when long and/or short positions are not attractive. The Registrant does not believe that the Fund’s investment in fixed income securities is inconsistent with the Fund’s name, because, as noted above, the term “Long/Short” in the Fund’s name indicates that the Fund may gain exposure to long and short positions, not that the Fund will always hold both long and short positions.

24)

Comment: With respect to the Forward Core Strategy Long/Short Fund, the second paragraph of the “Principal Investment Strategies” section states that “The Fund is expected to have significant investments in Fixed Income Securities when attractive long or short investment opportunities are not available.” What are the other market conditions or situations other than opportunities not available?

Response: As stated in the Fund’s “Principal Investment Strategies” section, the Fund’s investment strategy “seeks to identify potential long and short investments for the Fund through quantitative analysis of factors including market breadth, market price movements, market trends, and market volatility.” The specific allocations to long, short and fixed income investments depend on the Advisor’s analysis of these factors and it is not possible to identify the specific market conditions under which the Fund will have significant investments in fixed income securities. This analysis of factors is the primary determinant used by the Fund’s Advisor to allocate the Fund’s assets among long and short positions and fixed income securities.

25)

Comment: With respect to the Forward Core Strategy Long/Short Fund, in the “Principal Investment Strategies” section, the last sentence of the second paragraph states, “at times the Fund’s investment positions may be primarily long, short or in Fixed Income Securities.” Given the Fund’s name, how are investments in fixed income securities consistent with the Fund’s name?

Response: The Registrant does not believe that the Fund’s name suggests that the Fund will always have both long and short positions. Instead, the Fund’s name indicates that the Fund has the ability to gain exposure to long and/or short positions. Depending on market conditions, the Fund’s investment exposure may be long-only, short-only or a combination of long and short. Additionally, the Fund intends to invest in fixed income securities when long and/or short positions are not attractive. The Registrant does not believe that the Fund’s investment in fixed income securities is inconsistent with the Fund’s name, because, as noted above, the term “Long/Short” in the Fund’s name indicates that the Fund may gain exposure to long and short positions, not that the Fund will always hold both long and short positions.

26)

Comment: The last sentence in the last paragraph of the “Principal Risks” section for each Fund states that “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Delete this sentence if a Fund is not sold through a banking institution.

Response: The Registrant confirms that the Funds may be sold through a banking institution.

27)

Comment: With respect to the Forward Core Strategy Long/Short Fund, in the “Investment Advisor/Portfolio Managers” section, provide the month/year or year the portfolio managers have managed the Fund rather than stating “since its inception.”

Response: Because the Fund has not yet commenced operations, there is no inception date to provide in the “Investment Advisor/Portfolio Managers” section. Following the Fund’s commencement of operations, the Registrant will include the inception date.

28)

Comment: With respect to the Forward Credit Analysis Long/Short Fund, in the “Principal Investment Strategies” section, the second paragraph states that “The Fund’s short positions may equal up to 100% of the Fund’s net asset value, and it is possible that at certain times, the Fund may be approximately 100% short. Explain how this strategy is consistent with the Fund’s name.

Response: The Registrant does not believe that the Fund’s name suggests that the Fund will always have both long and short positions. Instead, the Fund’s name indicates that the Fund has the ability to gain exposure to long and/or short positions. Depending on market conditions, the Fund’s investment exposure may be long-only, short-only or a combination of long and short. Additionally, the Fund intends to invest in fixed income securities, including federally tax-exempt municipal bonds, when long and/or short positions are not attractive. The Registrant does not believe that the Fund’s investment in fixed income securities is inconsistent with the Fund’s name, because, as noted above, the term “Long/Short” in the Fund’s name indicates that the Fund may gain exposure to long and short positions, not that the Fund will always hold both long and short positions.

29)

Comment: With respect to the Forward Credit Analysis Long/Short Fund, if the Fund is using an additional index, per Form N-1A, Instructions 2(b), Item 4, the Fund must provide information about the additional index. Include information about the additional index in the “Performance Information” section.

Response: Comment accepted.

30)

Comment: With respect to the Forward EM Corporate Debt Fund, the “Principal Investment Strategies” section states that “An issuer of a security generally will be considered to be located in a particular emerging market country if it meets one or more of the following criteria: (i) the issuer is organized under the laws of . . . the country.” Explain why being organized in a country indicates that it has economic ties to the country?

Response: The Registrant believes that where a Fund invests in instruments of issuers that are organized under the laws of a non-U.S. country, the Fund gains exposure to the economic fortunes and risks of such country. Although global economies and financial markets are increasingly interconnected, issuers may be acutely affected by favorable or unfavorable macroeconomic trends affecting their countries of organization, such as growth of gross domestic product, rates of inflation, capital reinvestment, resources and balance of payments position. Similarly, investments in issuers organized under the laws of a non-U.S. country may expose the Fund to various risks specific to a particular non-U.S. country, such as differences in accounting, auditing and financial reporting standards, the possibility of nationalization, expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations and political instability.

31)

Comment: With respect to the Forward EM Corporate Debt Fund, Forward Endurance Long/Short Fund, Forward Global Dividend Fund and Forward Small Cap Equity Fund, in the “Principal Investment Strategies” section, it states that the Fund may invest in exchange-traded funds. Confirm whether the “Annual Fund Operating Expenses” table will include a line item for “Acquired Fund Fees and Expenses.”

Response: Confirmed. A Fund that incurs acquired fund fees and expenses in excess of one basis point will reflect the acquired fund fees and expenses in its “Annual Fund Operating Expenses” table.

32)

Comment: With respect to those Funds that list Debt Securities risk in the “Principal Risks” section, the Debt Securities risk states that investments in debt securities are subject to interest rate risk. Include interest rate separately as a principal risk of the Funds.

Response: Comment accepted.

33)

Comment: For certain Funds, in the “Investment Advisor/Portfolio Manager” section, it states, “The Fund is team managed, all investment decisions are made jointly by the team, and each team member has co-primary responsibility for the day to day management of the Fund.” The second half of the sentence starting with “and each team member” is inconsistent with the first part of the sentence. Delete “and each team member has co-primary responsibility for the day to day management of the Fund” from the sentence.

Response: Comment accepted.

34)

Comment: With respect to the Forward Emerging Markets Fund, in the “Principal Investment Strategies” section, delete the last sentence, which states, “The Advisor generally chooses not to hedge the Fund’s current exposure,” because the Staff does not consider a strategy not to do something a principal investment strategy.

Response: The noted disclosure does not reflect a negative strategy, instead it discloses that the Advisor may hedge the Fund’s currency exposure but generally does not do so. Accordingly, no changes have been made in response to this comment.

35)

Comment: With respect to the Forward Endurance Long/Short Fund, Borrowing is a principal risk in the “Principal Risks” section. Please also add borrowing as a strategy type in the “Principal Investment Strategies” section if it is considered a principal risk.

Response: Borrowing is not a principal strategy of the Fund, and the Registrant has removed borrowing as a principal risk of the Fund.

36)

Comment: Per Item 4(b)(2)(i) of Form N-1A, with respect to those Funds that have one year of performance, in the “Performance Information” section, the first sentence should be revised to state the Fund’s performance is shown against a broad-based market index rather than “showing the changes of the Fund’s performance from year to year.”

Response: The Registrant notes that the current disclosure is consistent with Item 4(b)(2)(i) of Form N-1A and also informs shareholders that the performance of the Fund will vary over time. Additionally, the Registrant notes that the inception date of each class of each Fund is disclosed in the “Average Annual Total Returns” table. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

37)

Comment: With respect to the Forward Focus Fund, the “Investment Advisor/Portfolio Manager” section states that “The Fund is team managed, all investment decisions are made jointly by the team,” and that “Mr. Coleman has primary responsibility for the day-to-day management of Fund.” Please clarify if the Fund is team managed because the two sentences are inconsistent.

Response: The Fund liquidated on April 30, 2013 and has been removed from the prospectuses.

38)

Comment: With respect to the Forward Frontier Strategy Fund, in the “Principal Investment Strategies” section the Registrant should disclose that at least 80% of its net assets will be invested in frontier markets to be consistent with the name of the Fund.

Response: The Fund’s name does not refer to a type of investment but instead reflects that the Fund has an investment strategy that seeks to provide exposure to the returns of frontier markets. As a result, the Fund is not subject to the requirements of Rule 35d-1.

39)

Comment: With respect to the Forward Frontier Strategy Fund, in the “Principal Investment Strategies” section, disclose how investments in derivatives are counted toward the 80% test and confirm it is not the notional amount being counted toward the 80% test.

Response: As noted above in the response to Comment 38, the Fund is not subject to the requirements of Rule 35d-1.

40)

Comment: With respect to Forward Frontier Strategy Fund, because Exchange-Traded Notes (“ETNs”) is disclosed as a principal risk of the Fund, please also add ETNs as strategy type in the “Principal Investment Strategies” section.

Response: The second paragraph of the Fund’s “Principal Investment Strategies” section currently discloses that the Fund may invest in exchange-traded notes, among other investments, to obtain exposure to frontier markets. Accordingly, no changes have been made in response to this comment.

41)

Comment: With respect to the Forward Global Credit Long/Short Fund, in the “Principal Investment Strategies” section: (i) provide a brief description of the credit quality strategy since the Fund invests in fixed income securities, and (ii) if the investments in fixed income securities include junk bonds, then include junk bonds as a principal risk in the “Principal Risks” section.

Response: The fifth paragraph of the Fund’s “Principal Investment Strategies” section describes the Fund’s fixed income investments and notes that the Fund may invest in both public and private investment grade debt securities and public and private non-investment-grade and unrated securities. Additionally, the Fund’s “Principal Risks” section currently includes Lower-Rated Debt Securities as a principal risk, which discusses investments in junk bonds. Accordingly, no changes have been made in response to this comment.

42)

Comment: With respect to the Forward Global Credit Long/Short Fund, the “Principal Investment Strategies” section states that the Fund’s “short positions may be equal to 100% of the Fund’s net asset value.” Explain how this strategy is consistent with the Fund’s name because it suggests that the fund may be primarily short instead of both long and short as suggested by the Fund’s name.

Response: The Registrant does not believe that the Fund’s name suggests that the Fund will always have both long and short positions. Instead, the Fund’s name indicates that the Fund has the ability to gain exposure to long and/or short positions. Depending on market conditions, the Fund’s investment exposure may be long-only, short-only or a combination of long and short.

43)	Comment: With respect to the Forward Global Credit Long/Short Fund, add Interest Rate as a principal risk in the “Principal Risks” section.

Response: Comment accepted.

44)

Comment: With respect to the Forward Global Credit Long/Short Fund, if the Fund is using an additional index, per Form N-1A, Instructions 2(b), Item 4, the Fund must provide information about the additional index. Include information about the additional index in the “Performance Information” section.

Response: Comment accepted.

45)

Comment: With respect to the Forward Global Dividend Fund, in the “Principal Investment Strategies” section, delete the following sentence: “Forward Management, LLC (“Forward Management” or the “Advisor”) generally chooses not to hedge the Fund’s current exposure.” because the Staff does not consider a strategy not to do something a principal investment strategy.

Response: The noted disclosure does not reflect a negative strategy, instead it discloses that the Advisor may hedge the Fund’s currency exposure but generally does not do so. Accordingly, no changes have been made in response to this comment.

46)

Comment: With respect to the Forward Global Infrastructure Fund, in the “Principal Investment Strategies” section, disclose how investments in synthetic instruments are part of the 80% test. In the Staff’s view, the notional amount should not be used for purposes of determining compliance with the 80% test.

Response: The Registrant does not use the notional amount of a synthetic instrument for purposes of determining compliance with the 80% test. Additional information about how a Fund complies with the 80% test is included in the prospectus in the “Additional Investment Strategies—Changes of Investment Objective and Investment Policies” section.

47)	Comment: With respect to the Forward Global Infrastructure Fund, the S&P Global Infrastructure Index is not considered an appropriate broad-based index. The Fund should select a different index.

Response: The Registrant believes that the S&P Global Infrastructure Index complies with the meaning of the term “broad-based securities market index.” Item 4(b)(2)(iii) of Form N-1A requires funds to disclose in their “Average Annual Returns” table the “returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7).” Instruction 5 to Item 27(b)(7) defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”

The 1998 Form N-1A adopting release states that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market. The proposed approach also was consistent with the line graph presentation of fund performance required in MDFP disclosure.” In soliciting comment about what might constitute an appropriate or inappropriate securities index for comparison purposes in an MDFP line graph, the MDFP proposing release explored several possibilities. It stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some case, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period.” The MDFP adopting release states that “Item 5A(b) requires that a broad-based securities market index, such as the S&P 500, the Nikkei Index, or the Lehman Corporate Bond Index, be used in the graphic comparison. The Commission has chosen to require funds to use a broad-based index in order to provide investors with a benchmark for evaluating fund performance that affords a greater basis for comparability than a narrow index would afford.”

With respect to the Fund, the S&P Global Infrastructure Index provides liquid and tradable exposure to 75 companies from around the world that represent the listed infrastructure universe. To create diversified exposure across the global listed infrastructure market, the index has balanced weights across three distinct infrastructure clusters: Utilities, Transportation and Energy. The Registrant believes that the index is “appropriate” given the Fund’s investment objective and the securities in which the Fund invests. Because the index is administered by Standard & Poor’s Financial Services LLC, which is not an affiliated person of the Fund, the Fund’s adviser nor the Fund’s principal underwriter, and further because the index is used as a benchmark index for several different investment products with investment objectives similar to the Fund, including mutual funds and exchange-traded funds that are not affiliated with the Registrant (i.e., the index is widely recognized and used), the Registrant believes that the index qualifies as an appropriate broad-based securities market index for purposes of the Fund’s “Average Annual Total Returns” table. The Registrant further notes that the Forward Global Infrastructure Fund (f/k/a the Kensington Global Infrastructure Fund prior to a shell reorganization in June 2009 which resulted in the Fund becoming a series of Forward Funds) had used the S&P Global Infrastructure Index as its benchmark index since the Fund (including as its predecessor) commenced operations in June 2007. Accordingly, the Registrant respectfully declines to change the index is response to this comment.

48)	Comment: With respect to the Forward Growth & Income Allocation Fund, in the “Investment Objective” section, the Fund should have income as its objective.

Response: The Fund’s investment objective is to seek moderate potential capital appreciation. The Fund’s investment objective is consistent with the placement of “growth” before “income” in the Fund’s name and the Fund’s disclosed strategy to, among other things, provide capital appreciation. Accordingly, no changes have been made in response to this comment.

49)

Comment: With respect to those Funds that are funds of funds (the “Allocation Funds”), explain why Tax is a principal risk disclosed in the “Principal Risks” section given the Funds are funds of funds.

Response: Tax is disclosed as a principal risk for the Allocation Funds because it is a principal risk of certain underlying funds in which the Allocation Funds will invest and has been determined to be a principal risk of the Allocation Funds as a result of their investments in these underlying funds.

50)

Comment: With respect to the Forward High Yield Bond Fund, Forward Investment Grade-Fixed Income Fund and Forward Total MarketPlus Fund, in the “Principal Investment Strategies” section disclose the duration of the Fund as of a recent period. If the duration is greater than the 3% example, then the example should be replaced with an example similar to the duration calculated for the most recent time period.

Response: The Registrant confirms that the duration of the Forward High Yield Bond Fund, Forward Investment Grade-Fixed Income Fund and Forward Total MarketPlus Fund as of a recent period will be included in the prospectuses included in the Registrant’s 485(b) filing. In addition, the Registrant believes that the current duration examples illustrate for investors how changes in interest rates may impact the value of the Fund based on the Fund’s duration. Accordingly, no changes have been made in response to this comment.

51)

Comment: With respect to the Allocation Funds that may enter into repurchase agreements, as disclosed in the “Principal Investment Strategies” section, include Repurchase Agreements as a principal risk in the “Principal Risks” section.

Response: Comment accepted. The Registrant has included Repurchase Agreements as a principal risk for each Allocation Fund that may enter into repurchase agreements as part of its principal investment strategies.

52)

Comment: With respect to the Forward Income Builder Fund, the “Principal Investment Strategies” section states that the Fund will “focus principally on income producing equity securities” as well as invest in other Forward Funds and enter into repurchase agreements. Clarify if the Fund’s strategy is to invest in equities, other Forward Funds or repurchase agreements.

Response: Comment accepted. The Fund is a fund of funds and does not invest in equity securities other than securities of underlying funds as a principal investment strategy. The Registrant has made revisions to the noted disclosure to clarify that the equity-focused underlying funds in which the Fund will invest principally focus on income producing equity securities.

53)	Comment: With respect to the Forward Income Builder Fund, the Barclays U.S. Aggregate Bond Index should be included in the “Average Annual Total Returns” table.

Response: The Fund’s current benchmarks replaced the Barclays U.S. Aggregate Bond Index and other prior benchmarks on May 1, 2012. In accordance with Instruction 2(c) of Item 4(b)(2) of Form N-1A, the current and prior benchmarks were included in the Fund’s prospectus dated May 1, 2012. Because disclosure of the Barclays U.S. Aggregate Bond Index is no longer required by Form N-1A, it is not included in the “Average Annual Total Returns” table.

54)

Comment: With respect to the Forward International Real Estate Fund and Forward Real Estate Fund, in the “Principal Investment Strategies” section, include a definition of a real estate-related company similar to the definition of “global infrastructure-related securities” included for the Forward Global Infrastructure Fund.

Response: The Registrant believes that, unlike global infrastructure-related securities, real estate and real estate-related companies are commonly understood by investors and further explanation about these types of investments is not necessary in the Fund’s “Principal Investment Strategies” section. The Registrant notes that additional information regarding real estate securities and real estate investment trusts is included in the “Discussion of Principal and Non-Principal Risks” section of the Fund’s prospectus and in the “Additional Investment Techniques and Risks” section of the Fund’s SAI. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

55)

Comment: With respect to the Forward International Real Estate Fund, the “Principal Investment Strategies” section states that the Fund “may also invest in issuers located in emerging or frontier markets countries.” Since this is an international fund, why does it state the Fund will invest in emerging or frontier markets countries rather than generally stating countries?

Response: This disclosure is meant to call investors’ attention to the fact that the Fund’s investments may include investments in both emerging and frontier markets countries. The Registrant believes that this information is important to emphasize to investors. The Fund is not restricted to investments in certain countries, and the Registrant does not believe that including a list of the countries in which the Fund may invest would be useful to investors or appropriate.

56)

Comment: With respect to the Forward International Real Estate Fund, REITs is disclosed as a principal risk. Please also add REITs as a strategy type in the “Principal Investment Strategies” section if it is considered a principal risk.

Response: Comment accepted. The Registrant has revised the Fund’s “Principal Investment Strategies” section to include disclosure of the Fund’s strategy with respect to investments in REITs.

57)

Comment: With respect to the Allocation Funds, the tax risk disclosed in the “Principal Risks” section states that the “federal income tax treatment of the complex securities in which the Fund may invest may not be clear . . . .” The “Principal Investment Strategies” section does not refer to complex securities. Therefore, please revise risk disclosure.

Response: Certain principal risks of the Allocation Funds result from their direct investments and other principal risks result from their investments in underlying funds. The “Principal Risks” section for each Allocation Fund separately identifies the principal risks that result from the Allocation Fund’s direct investments and the principal risks that result from the Allocation Fund’s investments in underlying funds. Tax is included in the disclosure of principal risks that result from an Allocation Fund’s investments in underlying funds. Accordingly, the Registrant believes that the disclosure clearly identifies Tax as a risk that results from an Allocation Fund’s investments in underlying funds and no changes have been made in response to this comment.

58)

Comment: With respect to the Forward International Real Estate Fund, the FTSE EPRA/NAREIT Developed ex-US Index is not considered an appropriate broad-based index. The Fund should select a different index.

Response: The Registrant believes that the FTSE EPRA/NAREIT Developed ex-US Index complies with the meaning of the term “broad-based securities market index.” Item 4(b)(2)(iii) of Form N-1A requires funds to disclose in their average annual returns table the “returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7).” Instruction 5 to Item 27(b)(7) defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”

The 1998 Form N-1A adopting release states that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market. The proposed approach also was consistent with the line graph presentation of fund performance required in MDFP disclosure.” In soliciting comment about what might constitute an appropriate or inappropriate securities index for comparison purposes in an MDFP line graph, the MDFP proposing release explored several possibilities. It stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some case, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period.” The MDFP adopting release states that “Item 5A(b) requires that a broad-based securities market index, such as the S&P 500, the Nikkei Index, or the Lehman Corporate Bond Index, be used in the graphic comparison. The Commission has chosen to require funds to use a broad-based index in order to provide investors with a benchmark for evaluating fund performance that affords a greater basis for comparability than a narrow index would afford.”

The FTSE EPRA/NAREIT Developed ex-US Index (f/k/a the FTSE EPRA/NAREIT Global Real Estate Index ex-US) is designed to track the performance of listed real estate companies and REITs worldwide, excluding U.S. companies and is part of the FTSE Group’s range of nonmarket capitalization weighted indices. The FTSE Group creates and manages over 120,000 equity, bond and alternative asset class indices and is an independent company owned by The Financial Times and the London Stock Exchange. FTSE indices are generally used by investors world-wide such as consultants, asset managers, investment banks, stock exchanges and brokers. The index is one of several indices developed jointly by the FTSE Group and the National Association of Real Estate Investment Trusts. The Registrant believes that the index is “appropriate” given the Fund’s investment objective and the securities in which the Fund invests. Because the index is administered by the FTSE Group, which is not an affiliated person of the Fund, the Fund’s adviser nor the Fund’s principal underwriter, and further because the index, as with other FTSE Group indices, is used as a benchmark index for several different investment products with investment objectives similar to the Fund, including mutual funds and exchange-traded funds that are not affiliated with the Registrant (i.e., the index is widely recognized and used), the Registrant believes that the index qualifies as an appropriate broad-based securities market index for purposes of the Fund’s “Average Annual Total Returns” table. The Registrant further notes that the Fund (f/k/a the Kensington International Real Estate Fund prior to a shell reorganization in June 2009 which resulted in the Fund becoming a series of Forward Funds) has used the FTSE EPRA/NAREIT Developed ex-US Index (f/k/a the FTSE EPRA/NAREIT Global Real Estate Index ex-US) as its benchmark index since the Fund (including as its predecessor) commenced operations in April 2006. Accordingly, the Registrant respectfully declines to change the index in response to this comment.

59)

Comment: With respect to the Forward International Small Companies Fund, in the “Principal Investment Strategies” section, clarify the definition of small capitalization company and provide an upper limit. The strategy states that the “Sub-Advisor does not apply a strict minimum size test in determining which securities to purchase but rather looks to the liquidity of the security.” This is not an acceptable standard to ensure that the Fund is investing in a small cap company.

Response: Comment accepted. The Registrant has made revisions to the noted disclosure to clarify the definition of small capitalization companies.

60)

Comment: With respect to the Forward International Small Companies Fund, the “Principal Investment Strategies” section states that the Fund may invest in exchange-traded funds. Confirm whether the “Annual Fund Operating Expenses” table will include a line item for “Acquired Fund Fees and Expenses.”

Response: Confirmed. A Fund that invests in exchange-traded funds will reflect any applicable acquired fund fees and expenses in its “Annual Fund Operating Expenses” table.

61)

Comment: With respect to the Forward Managed Futures Strategy Fund, Currency Transactions is disclosed as a principal risk in the “Principal Risks” section. Please also add currency transactions as a strategy type in the “Principal Investment Strategies” section if it is considered a principal risk.

Response: The Registrant notes that the current disclosure in the Fund’s “Principal Investment Strategies” section states that the Fund will generally invest in futures-related instruments that track the performance of futures contracts included in the Fund’s index, which include futures contracts to purchase or sell currencies. In light of this strategy, the Fund has identified Currency Transactions as a principal risk. Accordingly, no changes have been made in response to this comment.

62)

Comment: With respect to the Forward Multi-Strategy Fund, (i) include the S&P 500 Index in the “Average Annual Total Returns” table during the one-year transition, and (ii) explain why the MSCI ACWI is an appropriate index for the Fund.

Response: The Fund’s current benchmark, the MSCI ACWI, replaced the S&P 500 Index on May 1, 2012. In accordance with Instruction 2(c) of Item 4(b)(2) of Form N-1A, the current and prior benchmarks were included in the Fund’s prospectus dated May 1, 2012. Because disclosure of the S&P 500 Index is no longer required by Form N-1A, it is not included in the “Average Annual Total Returns” table. The Registrant believes that the MSCI ACWI is an appropriate index for the Fund because the Fund seeks exposure to both U.S. and foreign securities and the MSCI ACWI is an index that includes both U.S. and foreign issuers. The Fund’s previous benchmark, the S&P 500 Index, includes only U.S. issuers.

63)	Comment: With respect to the Forward Real Estate Long/Short Fund, in the “Principal Investment Strategies” section the investment strategy should reflect that the Fund had long positions.

Response: The current disclosure in the Fund’s “Principal Investment Strategies” section identifies the types of securities and instruments in which the Fund will invest and also separately discloses that the Fund may engage in short sales. The Registrant believes that the current disclosure reflects that the Fund will have long positions and does not believe that the current disclosure implies that the Fund has only short positions. Accordingly, the Registrant does not believe that it is necessary to label the types of investments currently disclosed in the Fund’s “Principal Investment Strategies” section as “long positions” and no changes have been made in response to this comment.

64)	Comment: With respect to the Forward Real Estate Long/Short Fund, in the “Performance Information” section, include information about the FTSE NAREIT Equity REITs Index.

Response: Comment accepted.

65)

Comment: With respect to the Forward Select Income Fund, in the “Investment Objective” section, the objective should be revised to state that the primary objective is seeking income given the Fund’s name. Consider removing “and potential for modest long-term growth of capital” from the investment objective.

Response: The Fund’s investment objective is to seek high current income and potential for modest long-term growth of capital. The Registrant believes that the objective is both consistent with the Fund’s name and strategies. Accordingly, no changes have been made in response to this comment.

66)	Comment: With respect to the Forward Select Income Fund, consider adding Short Sales as a principal risk of the Fund given that the Fund engages in selling securities short.

Response: Comment accepted.

67)

Comment: With respect to the Forward Small Cap Equity Fund, in the “Principal Investment Strategies” section, disclose the market cap of the Russell 2000 Index as of the last day of the rebalancing of the index. Also disclose the date of the rebalance and the highest market cap of that date.

Response: The Fund’s “Principal Investment Strategies” section currently discloses that “small capitalization companies generally are companies with market capitalizations of up to $2.5 billion at the time of initial purchase.” The Registrant believes that this disclosure provides investors useful information about the typical size of small capitalization companies and that additional information about the specific market capitalizations of companies in the Russell 2000 Index would be of limited additional value in light of the current disclosure. Additionally, the Registrant notes that the requested disclosure includes information that is subject to change and may become stale and that up to date information about the Russell 2000 Index is readily available to investors. Accordingly, no changes have been made in response to this comment.

68)

Comment: With respect to the Forward Small Cap Equity Fund, Foreign Securities is disclosed as a principal risk of the Fund. Please also add foreign securities as a strategy type in the “Principal Investment Strategies” section if it is considered a principal risk or delete it as a principal risk.

Response: In the first paragraph of the “Principal Investment Strategies” section, the current disclosure states that the Fund may invest up to 20% of its net assets in foreign investments. Accordingly, no changes have been made in response to this comment.

69)	Comment: With respect to the Forward Strategic Alternatives Fund, the Fund should comply with the names rule by investing 80% of its assets in alternatives investments.

Response: The Fund liquidated on April 30, 2013 and has been removed from the prospectuses.

70)

Comment: With respect to the Forward Tactical Enhanced Fund, the expense limitation agreement filed as Exhibit (h)(7)(i) of Part C states that the waiver expires on April 30, 2013. The waiver should not be disclosed in footnote (2) of the “Annual Fund Operating Expenses” table, as it is not effective for one year.

Response: Comment accepted. A Fund subject to a expense limitation agreement will reflect disclosure regarding an applicable waiver in a footnote to its “Annual Fund Operating Expenses” table only when the waiver remains effective for at least one year from the date of the prospectus. Furthermore, the Registrant will file any effective expense limitation agreements with its registration statement.

71)

Comment: With respect to the Forward Tactical Enhanced Fund, Hedging is disclosed as a principal risk of the Fund. Please also add hedging as a strategy type in the “Principal Investment Strategies” section if it is considered a principal risk or delete it as a principal risk.

Response: Comment accepted. The Registrant has removed Hedging as a principal risk of the Fund because it is not a principal strategy of the Fund.

72)

Comment: With respect to the Forward Tactical Growth Fund, in the “Principal Investment Strategies” section, clarify under what kind of market conditions the Fund may hold a substantial portion of its assets in cash and cash equivalents and/or fixed income securities.

Response: As stated in the Fund’s “Principal Investment Strategies” section, the Fund’s investment strategy “is designed to evaluate potential long and short investments in an attempt to isolate those securities . . . [that] are undervalued or overvalued relative to their intrinsic value,” and the Fund’s sub-advisor will “rely on a variety of factors to determine whether the market itself or a particular sector or industry is undervalued or overvalued.” The Fund’s specific allocations to long, short and fixed income investments depend on the sub-advisor’s analysis of these factors, including valuation and monetary conditions, investor sentiment, and momentum factors, and it is not possible to identify the specific market conditions under which the Fund will hold a substantial portion of its assets in cash, cash equivalents and/or fixed income securities. Accordingly, the Registrant has not made any revisions in response to this comment.

73)	Comment: TBAs were not discussed in the summary sections of the statutory prospectus. Remove TBAs from the “Security Types” section.

Response: The second paragraph of the “Principal Investment Strategies” section for the Forward Floating NAV Short Duration Fund states, “The Fund may invest, without limitation, in mortgage-related and other asset-backed securities, including to-be announced transactions” (emphasis added). As a result, the disclosure regarding TBAs has not been deleted.

74)	Comment: In the “Discussion of Principal and Non-Principal Risks” section, rather than list risks all together, divide the principal and non-principal risks.

Response: Each Fund has different principal and non-principal risks. Accordingly, it is not possible to categorize each of the risks in the “Discussion of Principal and Non-Principal Risks” section because each risk may be a principal risk for certain Funds and a non-principal risk for other Funds. To identify whether each of the risks included in the “Discussion of Principal Risks” section is a principal risk, non-principal risk or not applicable for each Fund, the Registrant includes a summary table identifying each risk as either principal, non-principal or not applicable at the beginning of the section. The Registrant believes that the current disclosure provides a clear and efficient means of identifying the principal and non-principal risks of each Fund and no changes have been made in response to this comment.

75)

Comment: In the “Management of the Funds—Performance of a Substantially Similar Account to the Forward Tactical Growth Fund Managed by Broadmark” section, it states that the performance table has been adjusted to the operating expenses of Class C shares of the Fund excluding acquired fund fees and expenses and dividend expense on short sales. If the Registrant is to adjust performance, the Registrant must show all expenses and the performance cannot exclude acquired fund fees and expenses and dividend expense on short sales. Also, explain why performance of Class C shares was chosen.

Response: The “Management of the Funds—Performance of A Substantially Similar Account to the Forward Tactical Growth Fund Managed by Broadmark” section of the prospectus discloses that the acquired fund fees and expenses and dividend expense on short sales incurred by the unregistered fund previously managed by the sub-advisor to the Forward Tactical Growth Fund (the “Comparable Account”) are reflected in the total returns of the Comparable Account. Because these expenses are already reflected in the performance of the Comparable Account, the performance has not been adjusted to reflect the acquired fund fees and expenses and dividend expense on short sales incurred by Class C shares of the Fund because doing so would result in these expenses being reflected in the performance of the Comparable Account twice. The performance of the Comparable Account has been adjusted to reflect the expenses of Class C shares because Class C shares have the highest operating expenses of the registered share classes of the Fund.

76)

Comment: In the “Fees and Expenses of the Fund” section of the Class A, Class B, Class C and Advisor Class prospectus, the following sentence should be revised as follows: “You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future at least $xx, in one or more series of Forward Funds.”

Response: Comment accepted.

77)

Comment: In the “Shareholder Fees” table in the Class A, Class B, Class C and Advisor Class prospectus, the period for the Maximum Deferred Sales Charge and amount charged for Class A shares is inconsistent with the disclosure on page 138 of the prospectus and should reflect a sales charge of 0.50%. Furthermore, the 0.50% sales charge should be reflected in the “Examples” table.

Response: Shareholders of the Funds are generally not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares. However, investments of $1 million or more in Class A shares – which qualify for a full waiver of the Class A shares front-end sales charge – may be subject to a CDSC if the shares are redeemed within 18 months of purchase. This fact is disclosed in the “Purchasing Shares—Sales Charges” section of the Funds’ prospectus. Because most Class A shareholders will never be required to pay the Class A CDSC, the Registrant believes that including the Class A CDSC in the “Shareholder Fees” table or the “Examples” table would be misleading. However, the Registrant believes that information about the Class A CDSC is relevant to investors and has included disclosure in the “Fees and Expenses of the Fund” section of the Fund Summary that information about sales charge discounts, to which the Class A CDSC is applicable, is available in the “Purchasing Shares” section of the Funds’ prospectus.

Statement of Additional Information

78)

Comment: In the “Leadership Structure of the Board of Trustees” section, per Item 17 of Form N-1A, state whether the Nominating Committee considers shareholder nominees for directors and if so, how do shareholders submit nominations.

Response: The third paragraph of the “Leadership Structure of the Board of Trustees” section discloses that the Nominating Committee considers written nominations for trustees from shareholders and describes the process for submitting a nomination for trustee. Accordingly, no changes have been made in response to this comment.

79)

Comment: Per Item 17(c) of Form N-1A, include the compensation of each of the three highest paid officers or any affiliated person of the Fund who received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000.

Response: None of the Trust’s officers are compensated by the Trust. Furthermore, no officer or affiliated person of the Trust received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000. Although the Trust does not compensate the Trust’s Chief Compliance Officer directly, the Trust has agreed to pay the Advisor a fee for providing an officer of the Advisor to serve as the Trust’s Chief Compliance Officer. This fact is disclosed in the “Investment Advisory and Other Services—Other Service Providers” section of the SAI.

80)	Comment: Per Item 19(d) of Form N-1A, disclose the affiliation between the Advisor, Fund and distributor in the “Distributor” section on page 47 of the SAI.

Response: Comment accepted. The Registrant has added disclosure to the “Distributor” section of the SAI stating that Forward Securities, LLC is 100% owned by Forward Management, LLC.

81)	Comment: Under “Investment Restrictions—Fundamental Investment Restrictions of the Allocation Funds” on page 61 of the SAI, list the names of the Allocation Funds in the sub-section of the heading.

Response: “Allocation Funds” is a defined term in the SAI. The Registrant believes that using this defined term is a clear and efficient way to communicate information regarding the Registrant’s six funds of funds. Accordingly, no changes have been made in response to this comment.

82)

Comment: In the “Investment Restrictions” section, “Fundamental Investment Restrictions of the Funds (other than the Allocation Funds)” sub-section on page 62 of the SAI, reformat to disclose each Fund’s policies and not use the term “other than” or “with the exception of.”

Response: Standalone disclosure of each Fund’s policies would be long and repetitive and potentially confusing to investors. The Registrant believes the current format of the Funds’ fundamental investment restrictions is clear and efficient and respectfully declines to reformat the disclosure in response to this comment.

83)	Comment: In the “Securities Issued by Other Investment Companies” disclosure on page 87 of the SAI, remove the reference to HOLDRs as it is the Staff’s understanding the product no longer exists.

Response: Comment accepted. The Registrant has removed the reference to HOLDRs in response to this comment.

84)

Comment: In connection to the “Swaps Agreements” disclosure on page 88 of the SAI, for those Funds that engage in total return swaps, confirm the Registrant is aware of the SEC Concept Release regarding the use of leverage and derivatives and note that the SEC can issue future guidance regarding leverage and use of derivatives.

Response: Confirmed. The Registrant is aware of the SEC Concept Release regarding the use of leverage and derivatives and notes that the SEC may issue future guidance regarding leverage and use of derivatives.

85)	Comment: The name of the independent registered public accounting firm is blank on page 114 of the SAI. Confirm the Funds have selected an independent registered public accounting firm.

Response: The Registrant confirms that the Funds have selected an independent registered public accounting firm. The name of the firm will be disclosed in the final form of prospectuses and SAI.

Part C

86)	Comment: Exhibit (h)(7)(t) contains the expense limitation agreement for the Forward Extended MarketPlus Fund; however, the Fund is not found in the registration statement.

Response: The Forward Extended MarketPlus Fund will change its name to the Forward Total MarketPlus Fund on May 1, 2013. The current name of the Fund is reflected in the registration statement and the expense limitation reflecting the new name of the Fund will be filed as an exhibit to Part C for the 485(b) annual registration statement update.

General:

87)	Comment: Please change the series or class identifiers for the Forward Global Dividend Fund, Forward Total MarketPlus Fund and Advisor Class shares to reflect the current name on EDGAR.

Response: On February 19, 2013, the series identifier for the Forward Global Dividend Fund (formerly Forward Large Cap Dividend Fund) was changed on EDGAR. On April 29, 2013, the series identifier for the Forward Total MarketPlus Fund (formerly Forward Extended MarketPlus Fund) and class identifier for the Advisor Class shares (formerly Class M shares) were changed on EDGAR.

88)	Comment: Please file via EDGAR as a correspondence filing a letter responding to the Staff’s comments before submitting the 485(b) filing.

Response: The Registrant has filed this comment and response letter via EDGAR as a correspondence filing prior to submitting the 485(b) filing.

89)	Comment: Please provide the traditional “Tandy” representations.

Response: The traditional “Tandy” representations are attached to this letter and are signed by an officer of the Fund.

90)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response: The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above. As noted in certain of the Registrant’s responses above, the Registrant will note and consider incorporating such comments in connection with the upcoming annual update.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin D. Nelson
Erin D. Nelson, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Douglas P. Dick, Partner, Dechert LLP

Matthew Curtin, Dechert LLP

Attachment

FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, California 94111

April 30, 2013

VIA EDGAR CORRESPONDENCE

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:

Forward Funds (the “Registrant”) (SEC File Nos. 033-48940 and 811-06722) Post-Effective Amendment No. 103 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”)

Dear Ms. Dubey:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•

if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Judith M. Rosenberg

Judith M. Rosenberg

Chief Compliance Officer and Chief Legal Officer